Samsara Luggage, Inc.

6 Broadway, Suite 934,

New York, NY 10004

Via EDGAR

October 7, 2024

United States Securities and Exchange Commission

Division of Corporation Finance Office of Trade & Services

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Valeria Franks and Rufus Decker

Re:	Samsara Luggage, Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

Form 10-Q for Fiscal Quarter Ended March 31, 2024

File No. 000-54649

Dear Mrs. Franks and Mr. Decker:

I write on behalf of Samsara Luggage, Inc. (the “Company”) in response to the Staffs letter of September 20, 2024, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced File No. 000-54649

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2024

Note 2 - Summary of Significant Accounting Policies and Basis of Presentation

Goodwill, page F-11

1. We read your responses to prior comments 1 and 2. Please file an Item 4.02 Form 8-K, since the previously issued financial statements included in your March 31, 2024 and June 30, 2024 Forms 10-Q can no longer be relied upon due to the errors requiring restatement. Refer to General Instruction B.1 and Item 4.02 of Form 8-K. Please also file your amended December 31, 2023 Form 10-K. In addition, file amended March 31, 2024 and June 30, 2024 Forms 10-Q that:

-	have been reviewed by your auditors,

-	disclose your disclosure controls and procedures were not effective,

-	include financial statements labeled as restated and,

-	contain the restatement footnote disclosures required by ASC 250-10-50-7 through 50-11. In the restatement footnote, clearly disclose (a) the nature of each error and (b) the effect of each error correction by presenting the as originally reported amount, the error correction amount and the as restated amount for each financial statement line item that changed.

In Response to Comment 1:

The Company filed a 10-K/A on October 4, 2024, amending and restating item 9A of the Original Form 10-K in its entirety. We have revised our disclosures of our internal controls over financial reporting and concluded that such controls are not effective. Our revisions include the reasons why are internal conrols over financial reporting our deemed ineffective and the measures the Company is taking to strength such controls.

We are in the process of amending and restating the March 31, 2024, and June 30 2024, Form 10-Qs both of which will be subject to review by our current auditor Bush and Associates CPA and will incorporate the required restatement labeling as well as the disclosures required by ASC 250-10-50-7 through 50-11.

The company will file a form 8-K addressing item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review for the periods ending March 31, 2024, and June 30 2024, addressing they can no longer be relied upon due to the errors requiring restatement pertaining to the increase in investments, goodwill, and equity.

Sincerely,

John-Paul Backwell

Chief Executive Officer and Director

Samsara Luggage, Inc.

6 Broadway, Suite 934

New York, NY 10004